

Mail Stop 4631

January 23, 2017

Via E-mail

Mr. Jonathan H. Wolk
Chief Financial Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

>   **Re: Mistras Group, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2016**
>   **Filed August 15, 2016**
>   **File No. 1-34481**

Dear Mr. Wolk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Page 39

1.   You appear to have characterized free cash flow as an operating performance measure on page 31. However, your definition of free cash flow as cash provided by operating activities less capital expenditures indicates free cash flow is a liquidity measure. Please revise or advise. In addition, please provide a reconciliation for the free cash flow measure to the most comparable GAAP measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Item 8 - Financial Statements and Supplementary Data

Consolidated Statements of Income, page 48

2.   Please tell us what consideration you gave to separately presenting revenue from the sale of products and systems and revenue derived from providing services on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Jeff Gordon at (202) 551-3866 if you have any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief

                                                Office of Manufacturing and
                                                Construction